Exhibit 21

Subsidiaries of the Registrant

Name	State of Incorporation

Pathfinder Bank	New York (direct)

Pathfinder Statutory Trust II	Delaware (direct)

Pathfinder Commercial Bank	New York (indirect)

Pathfinder REIT, Inc.	New York (indirect)

Whispering Oaks Development Corp.	New York (indirect)

Pathfinder Risk Management Company, Inc.	New York (indirect)

FitzGibbons Agency, LLC(1)	New York (indirect)

(1)	Pathfinder Bancorp, Inc. indirectly owns 51% of FitzGibbons Agency, LLC.